UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-71005

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 09/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NORTHVIEW CAPITAL PARTNERS LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 Cole Street
(No. and Street)

Austin	Texas	78737
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Samuel Granett	512-599-1766	sam@northview-capital.com sgranett@northview-capital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	Texas	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __SAMUEL GRANETT__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __NORTHVIEW CAPITAL PARTNERS LLC__, as of __12/31__, __2023__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public State of Florida
Michael Rosenfield
My Commission HH 091193
Expires 02/10/2025

Signature

Title:
CEO

michael Rosenfield
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b)Notes to consolidated statement of financial condition.
- ☒ (c)Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g)Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p)Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r)Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t)Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v)Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y)Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other : _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

NorthView Capital Partners, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Period
September 1, 2023 (FINRA approval) through December 31, 2023

Table of Contents



Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Northview Capital Partners, LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Northview Capital Partners, LLC (the "Company") as of December 31, 2023, and the related statements of operations, member's and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC

Fredericksburg, Texas
February 22, 2024

We have served as the auditor for Northview Capital Partners, LLC since 2023.



NorthView Capital Partners, LLC
Financial Statements
Statement of Financial Condition
For the period ended December 31, 2023

ASSETS		
Cash	$	48,235
Prepaid deposits and expenses		2,444
TOTAL ASSETS	$	50,679
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Due to related parties		3,717
Accounts payable, accrued expenses and other liabilities		867
TOTAL LIABILITIES	$	4,584
MEMBER'S EQUITY	$	46,095
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	50,679

The accompanying notes are an integral part of these financial statements.

NorthView Capital Partners, LLC
Statement of Operations
For the period September 1, 2023 (FINRA approval) through December 31, 2023

		12/31/2023		FINRA Membership 4 (Mos.)
REVENUE	$	-	$	-
EXPENSES				
Employee compensation and benefits		16,420		16,420
Professional fees		11,928		7,096
Occupancy and equipment		600		600
Communications, data, and technology		1,170		870
Regulatory fees		8,244		600
Other expenses		845		248
Total expenses		39,207		25,834
NET LOSS	$	(39,207)	$	(25,834)

The accompanying notes are an integral part of these financial statements.

NorthView Capital Partners, LLC
Statement of Cash Flows
For the period September 1, 2023 (FINRA approval) through December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (25,834)
Adjustments to reconcile net income to net cash provided by operating activities	
Prepaid deposits and expenses	1,478
Due to related parties	3,717
Accounts payable, accrued expenses and other liabilities	(238)
Net cash used in operating activities	(20,877)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	28,303
Net cash provided by financing activities	28,303
NET DECREASE IN CASH	7,426
CASH AT BEGINNING OF PERIOD	40,809
CASH BALANCE AT END OF PERIOD	$ 48,235
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY	
Non-cash contribution of shared operating expenses	$ 13,303

NorthView Capital Partners, LLC
Statement of Changes in Member's Equity
For the period September 1, 2023 (FINRA approval) through December 31, 2023

BALANCE AT SEPTEMBER 1, 2023	$	43,626
Capital contributions		28,303
Net loss		(25,834)
BALANCE AT DECEMBER 31, 2023	$	46,095

1. **Organization and Nature of Business**

   NorthView Capital Partners, LLC (the Company) was organized as a Texas Limited Liability Company in December 2022 and became a registered broker-dealer with the Securities and Exchange Commission (SEC) and member Financial Industry Regulatory Authority (FINRA) in September 2023. The Company's business is to engage in mergers and acquisitions, private placement of securities, and commission sharing.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2023 and is not necessarily indicative of the results for any future period.

   Use of Estimates

   In accordance with generally accepted accounting principles in the United States of America, management is required to make estimates and assumptions when preparing financial statements. These factors impact the reported figures for assets, liabilities, disclosure of contingent assets and liabilities as of the financial statement date, and the reported amounts of revenue and expenses throughout the reporting period. It is important to note that actual results may vary from these estimates.

   Cash and Cash Equivalents

   The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2023, the Company had no cash equivalents.

   Accounts Receivable

   Accounts receivable will be recognized when goods or services are delivered and the right to consideration is established. Accounts receivable will be disclosed separately in the Statement of Financial Condition. Notes to the financial statements will provide relevant information on the nature, timing, and uncertainty of future cash flows.

An allowance for doubtful accounts will be established based on historical collection experience, current economic conditions, and a thorough assessment of individual customer accounts. This allowance will be regularly reviewed and adjusted as necessary. Uncollectible accounts will be written off when it is determined that the receivable is uncollectible. The write-off will be recorded as an expense in the period of determination.

Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

The Company follows ASC 740, Income Taxes for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provision of the ASC 740 as of December 31, 2023. The Company is not currently under audit by any tax jurisdiction and does not have any carry forward losses or deferred tax assets.

Current Expected Credit Losses

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) *Measurement of Credit Losses on Financial Instruments*, which significantly changes the ways entities recognize and record credit losses on financial instruments such as loans, loan commitments and other financial assets. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

ASC 606-10 defines a contract asset as an entity's conditional right to consideration in exchange for goods and services. The conditional right is based on something other than the passage of time, such a future performance. Once the conditional right has been fulfilled and an unconditional right to consideration exists, the contract asset becomes a trade receivable. While contract assets are not financial assets, ASC 606-10-45-3 requires these assets to be evaluated for credit losses under ASC 326-20. Therefore, estimates of expected credit losses on contract assets over their life are required to be recorded at inception and on an ongoing basis, based on historical information, current conditions, and reasonable and supportable forecasts.

The Company had no accounts receivable from executed contracts at December 31, 2023; therefore, management deemed no allowance for credit loss was considered necessary.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Merger & Acquisition Fee Revenue

The Company may enter into an agreement with customers that defines the scope of the Company's performance obligations and the amount of compensation to be paid to the Company. The Company's compensation may be based on the amount of time and out-of-pocket costs associated with meeting its performance obligations. The Company recognizes revenue when an invoice is provided to the customer. The Company may also receive a success fee related to its performance obligations, the terms of which are indicated in the agreement. The success fee is earned and recognized when capital is irrevocably committed by investors and any funding or other contingencies have been removed, at which time the Company has satisfied all performance obligations and revenue is recognized. Where the Company is paid fees that are subject to reclamation, such revenue is recorded as deferred until such time as all reclamation provisions have been fully satisfied.

Private Placement Revenue

The Company may enter into an agreement directly with a company to sell their securities in an unregistered offering (private placement), or the Company may enter into a selling agreement with another broker-dealer ("syndicate manager") to participate in the sale of unregistered offerings, in either instance, the Company's obligation is to find investors to purchase the company's securities.

The Company may receive a retainer for upfront costs and expenses, which, if received unconditionally and non-refundable, will be recognized as revenue upon execution of the agreement, otherwise such revenue will be recorded only after the Company has met all agreed-upon conditions. The Company receives revenue based upon a percentage of the amount of capital raised, which may also include a success fee, as set forth in the underwriting agreement between the two companies or the Company and the syndicate manager.

If the unregistered offering has no conditions other than acceptance by the Company of the investment, the Company will recognize revenue when the company accepts the investment. In offerings where conditions exist, the Company will recognize revenue only after all conditions have been fully satisfied and the company has accepted the investment. Where the Company is paid commissions and/or fees that are subject to reclamation, such revenue is recorded as deferred until such time as all reclamation provisions have been fully satisfied.

Commission-Sharing

The Company does not engage in general securities business; therefore, in instances in which the Company is unable to accommodate customers who wish to engage in such activities, the Company may direct the customer to another broker dealer that maintains a clearing agreement and is authorized to general securities products through its clearing firm. Consequently, the Company may enter into commission-sharing arrangements with the referred broker-dealer compensating the Company with a percentage of commissions earned from transactions with the referred customer. The terms of these agreements vary and are negotiated on a case-by-case basis.

Commission-sharing revenue, when applicable, is recognized in the Statement of Operations in accordance with applicable accounting standards. As of December 31, 2023, the Company had not entered into any commission-sharing agreements with other broker-dealers.

Fair Value Measurements

The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but it does provide guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity's own assumptions (unobservable inputs).

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 – Financial instruments in Level 1 are highly liquid instruments valued using unadjusted quote prices in active markets for identical assets or liabilities.

Level 2 – Financial instruments reported in Level 2 include those that have pricing inputs that are other than unadjusted quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (prices for similar instruments).

Level 3 – Financial instruments reported in Level 3 have little, if any, market activity and are measured using one or more inputs that are significant to the fair value measurement and unobservable. These valuations require judgement or estimates and are generally valued using discounted cash flow techniques.

3. **Prepaid Deposits and Expenses**

Prepaid deposits and expenses signify advance payments made for forthcoming goods, services, or rights. The Company follows a systematic approach to recognize and allocate these expenses over the periods when the related benefits are utilized. As of December 31, 2023, the Company's prepaid deposits and expenses amounted to $2,444 and this figure is disclosed in the Statement of Financial Condition.

4. **Related Parties**

The Company, a wholly-owned subsidiary of NorthView Advisors, LLC (Parent), has established an expense sharing agreement with the Parent, resulting in a monthly allocation of expenses incurred by the Parent on its behalf. In the course of 2023, the Company recorded expenses totaling $16,420 under this agreement. The arrangement operates on a month-to-month basis and can be terminated by either party. At December 31, 2023, the Company had a debt of $3,117 associated with the shared expenses between the related parties.

Additionally, the Company has entered into an expense sharing agreement where the Company receives a monthly allocation of occupancy expenses incurred by a Member on its behalf. In 2023, the Company recorded expenses amounting to $600 under this agreement. Similar to the agreement with the Parent, this arrangement is considered month-to-month and is subject to termination by either party.

All liabilities to related parties are disclosed in the Statement of Financial Condition.

5. **Professional Service Fees**

In the reporting period, the company incurred fees for professional services provided by individuals with specialized skills, expertise, knowledge and licensing. These services, including those offered by consultants, accountants, and other professionals, are essential for the effective operation of the business. The fees disclosed in the financial statements represent compensation for the time, knowledge, and efforts expended in delivering specific services crucial to the company's operations and strategic initiatives.

Professional Service Fees	2023
Audit- PCAOB	$ 1,750
Compliance Consulting Fees	1,054
FINOP & Accounting Services	4,292
Total for the period ended December 31, 2023	$ 7,096

6. **Net Capital Requirements**

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $5,000 or 12.5% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 800% or 8:1 during the first year of operations. At December 31, 2023, the Company had net capital of $43,651 which was $38,651 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 10.50%.

<u>Reserve Requirements</u>

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2023, without exception.

7. Subordinated Liabilities

As of December 31, 2023, the Company did not have any liabilities subordinate to the claims of general creditors at the start, end, or throughout the period.

8. Restrictions on Contributed Capital

During the period concluding on December 31, 2023, the Company received capital contributions from the Parent, amounting to $28,303, $13,303 of which was a non-cash contribution. As per regulatory guidelines, no equity capital from the Company can be withdrawn within one year from its contribution date, unless otherwise authorized in writing by FINRA. The restrictions on withdrawal of contributions made to the Company in 2023, totaling $28,303, are set to expire in December 2024; nevertheless, the Company retains the authority to withdraw profits earned during this restricted timeframe.

9. Commitments and Contingencies

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2023, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

10. Risks and Uncertainties

<u>*Cash*</u>

Cash is securely held in an account at a depository bank, with the additional safeguard of being insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. This insurance coverage ensures that, in the event of unforeseen circumstances or financial challenges faced by the depository bank, the company is protected up to the specified limit. As of December 31, 2023, the cash on deposit remained within the FDIC-insured limit, mitigating credit risk associated with cash holdings.

<u>Interest Rates and Inflation</u>

In 2023, nearly all major global economies experienced an upsurge in inflation. In response to the escalating inflationary pressures, the Federal Reserve opted for an accelerated increase in interest rates throughout the year to curb uncontrolled inflation. This rapid ascent in interest rates introduced a pervasive uncertainty about economic activities, presenting a challenging landscape for financial markets.

As a recently established broker-dealer, the Company experienced limited repercussion from the escalating interest rates in 2023. However, the continuing volatility in financial markets introduces the potential for a future investor pullback. Investors may face challenges in making strategic decisions during these turbulent times. As a result, the Company could be susceptible to a potential negative impact, contingent upon highly uncertain developments that presently elude precise prediction.

11. Going Concern

The Company is a newly established entity and is therefore in the initial stages of its operations. As such, the Company has incurred startup costs, but it is actively working towards achieving profitability. Management closely monitors cash flows, financial performance, and strategic initiatives to ensure the company's viability. While there are inherent uncertainties in any new venture, management believes that based on current plans and expectations, the company will be able to meet its obligations and continue its operations. However, there can be no assurance, and the company's ability to persist as a going concern relies on factors such as the successful execution of business strategies, realization of positive cash flows in the near future and obtaining additional funding from the Parent, if required.

12. Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2023, through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2023, financial statements.

<u>Supplementary Information Section</u>

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the period ended December 31, 2023

NorthView Capital Partners, LLC
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the period ended December 31, 2023

Computation of Net Capital

Total Member's Equity	$	46,095
Non-Allowable Assets		(2,444)
Haircuts on Securities Positions		
Securities Haircuts		-
Undue Concentration Charges		-
Net Allowable Capital	$	43,651

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	573
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer		5,000
Net Capital Requirement		5,000
Excess Net Capital	$	38,651

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	4,584
Percentage of Aggregate Indebtedness to Net Capital		10.50%

Computation of Reconciliation of Net Capital

There were no material differences reported as Net Capital in the audited computation of Net Capital as of December 31, 2023 and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report and required under Rule 15c3-1 and filed on January 8, 2024.

NorthView Capital Partners, LLC
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the period ended December 31, 2023

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had net capital of $43,651 which was $38,651 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 10.50%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 12.5% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of a customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating exemption and/or no exemption, as applicable, pursuant to footnote 74 of SEC Release 34-70073.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues in excess of $500,000, or firm's that file Form SIPC-3, to file an Agreed Upon Procedures Report (AUP Report). SIPC members with gross revenues below $500,000 are not required to file an AUP Report. If an AUP Report is required, the AUP Report may be included within this Supplemental Information section or filed with SIPC under separate cover.

NorthView Capital Partners, LLC

Supplementary Customer Protection Exemption Report

Pursuant to SEA Rule 17a-S(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

For the period September 1, 2023 (FINRA approval) through December 31, 2023





Tuttle & Bond, PLLC
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2023

Report of Independent Registered Public Accounting Firm - Exemption Report Review

No Exemption: Pursuant to footnote 74 of SEC Release 34-70073

Samuel Granett
Northview Capital Partners, LLC
300 Cole Street
Austin, TX 78737

Dear Samuel Granett:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report provided to us pursuant to SEC Rule 17a-5, in which (1) Northview Capital Partners, LLC (the Company) did not claim an exemption under paragraph (k) of 17. C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on footnote 74 of SEC Release 34-70073 adopting to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to non-covered business activities.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Rule 15c2-4, and and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where to funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Northview Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northview Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Tuttle & Bond, PLLC

Fredericksburg, Texas
February 22, 2024



NORTHVIEW
CAPITAL PARTNERS

NorthView Capital Partners, LLC

Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

For the period September 1, 2023 (FINRA approval) through December 31, 2023

To: Tuttle & Bond PLLC
Re: 17 C.F.R. § 240.15c3-3(k)
Northview Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

   (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Northview Capital Partners, LLC

I, Samuel Granett, do hereby affirm that to my best knowledge and belief this Exemption Report is true and correct.

Samuel R. Granett
66DE1C3DF5E0465...

CEO

300 Cole Street, Austin, Texas 78737
512-599-1766
Member FINRA/SIPC